IBIZ TECHNOLOGY CORP.
                           1919 West Lone Cactus Drive
                             Phoenix, Arizona 85012




                                                               December 12, 2001




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:      iBIZ  Technology Corp. (the "Company")
                  SEC File Numbers 333-42414, 333-94409, 333-34936
                  Post-Effective Amendments to Form SB-2 Registration Statements


Ladies and Gentlemen:

         We previously filed the above referenced post-effective amendments to registration statements on Form SB-2. We hereby request that such post-effective amendments to registration statements be withdrawn at your earliest convenience. No securities were offered or sold pursuant to any of the post-effective registration statements. We request this withdrawal because of the financial burden to complete the review process, as well as the fact that the securities included in such registration statements are now eligible for sale under Rule
144. If you have any questions concerning this matter, please contact the undersigned or our counsel, Thomas A. Rose, Esq. (212-261-2006).

         Thank you for your assistance in this matter.


                                                     IBIZ TECHNOLOGY CORP.


                                                By: /s/ KENNETH SCHILLING

                                                        Kenneth Schilling,
                                                        Chief Executive Officer